UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

LONGS DRUG STORES CORPORATION
(Name of Subject Company)
BLUE MERGERSUB CORP.
CVS CAREMARK CORPORATION
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)

543162101
(Cusip Number of Class of Securities)

Douglas A. Sgarro, Esq.
Executive Vice President and Chief Legal Officer
CVS Caremark Corporation
One CVS Drive
Woonsocket, Rhode Island 02895
(401) 765-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Louis L. Goldberg, Esq.
John D. Amorosi, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed on August 18, 2008 by CVS Caremark Corporation, a Delaware Corporation (“CVS”), and Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CVS, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.50 per share, of Longs Drug Stores Corporation (“Shares”), a Maryland corporation, for $71.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2008 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On September 14, 2008, Purchaser extended the Offer until midnight, New York City time at the end of Wednesday, October 15, 2008, unless further extended. As of the close of business on September 12, 2008, approximately 1,611,901 Shares have been tendered and not withdrawn pursuant to the Offer. The full text of a press release issued by CVS announcing the extension to the Offer is filed as Exhibit (a)(12) hereto and is incorporated herein by reference.

As disclosed in the Offer to Purchase filed as an exhibit to the Schedule TO, CVS received commitments from Lehman Brothers Commercial Bank or an affiliate thereof and Deutsche Bank AG Cayman Islands to provide the Facility. On September 12, 2008, CVS entered into a Bridge Credit Agreement (the “Credit Agreement”) with Lehman Commercial Paper Inc., acting as administrative agent, Deutsche Bank Securities Inc., acting as syndication agent, joint lead arranger and joint bookrunner, Bank of America, N.A., Morgan Stanley Bank, and Wachovia Bank, National Association, acting as co-documentation agents, Lehman Brothers Inc., acting as joint lead arranger and joint bookrunner, and certain “Lenders” referred to therein.  Pursuant to the Credit Agreement, the Facility now comprises a $1,151,500,000 delayed-draw term loan facility which is repayable in full 364 days from the initial funding of the Facility.  The commitments under the Facility are provided by ten separate Lenders, each of which has a several obligation to fund a portion of any loan request made under the Facility.

The foregoing summary description of the Facility and the Credit Agreement is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as Exhibit (b)(2) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(12)   Press release issued by CVS dated September 14, 2008.

(b)(2) Bridge Credit Agreement dated September 12, 2008 by and among CVS, Lehman Commercial Paper Inc., acting as administrative agent, Deutsche Bank Securities Inc., acting as syndication agent, joint lead arranger and joint bookrunner, Bank of America, N.A., Morgan Stanley Bank, and Wachovia Bank, National Association, acting as co-documentation agents, Lehman Brothers Inc., acting as joint lead arranger and joint bookrunner, and the “Lenders” referred to therein.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2008

Blue MergerSub Corp.
By:	/s/ Douglas A. Sgarro
Name: Douglas A. Sgarro
Title: Vice President and Secretary

CVS Caremark Corporation
By:	/s/ Douglas A. Sgarro
Name: Douglas A. Sgarro
Title: Executive Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(12)	Press release issued by CVS Caremark Corporation dated September 14, 2008.

(b)(2)
Bridge Credit Agreement dated September 12, 2008 by and among CVS Caremark Corporation, Lehman Commercial Paper Inc., acting as administrative agent, Deutsche Bank Securities Inc., acting as syndication agent, joint lead arranger and joint bookrunner, Bank of America, N.A., Morgan Stanley Bank, and Wachovia Bank, National Association, acting as co-documentation agents, Lehman Brothers Inc., acting as joint lead arranger and joint bookrunner, and the “Lenders” referred to therein.